                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                                Amendment No. 4

                             A. H. BELO CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Series B Common Stock, par value $1.67 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                080555 20 4
-------------------------------------------- (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following page)

                                  Page 1 of 7
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CUSIP No. 080555 20 4
--------------------------------------------------------------------------------

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person (entities only)

                         Dealey D. Herndon ###-##-####
--------------------------------------------------------------------------------

 2.   Check the Appropriate Box if a Member of a Group
      (See Instructions)
                                                             (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------

 4.   Citizenship or Place of Organization

                                 United States
--------------------------------------------------------------------------------

                               5.    Sole Voting Power

          Number of
                                                          1,310,624 (1) (2)
           Shares              -------------------------------------------------
                               6.    Shared Voting Power
        Beneficially

          Owned by                                                -0-
                               ------------------------------------------------
            Each               7.    Sole Dispositive Power

          Reporting
                                                          1,310,624 (1) (2)
           Person              ------------------------------------------------
                               8.    Shared Dispositive Power
            With

                                                                  -0-
-------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


                                                          1,310,624 (1) (2)
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row 9
      Excludes Certain Shares (See Instructions)

                                                          [X] See Item 4 below.
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


                                                           14.1%
--------------------------------------------------------------------------------
12.   Type of Reporting Person
      (See Instructions)

                                                          IN
--------------------------------------------------------------------------------



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

ITEM 1.

         (a)     Name of Issuer:
                 --------------

                 A. H. Belo Corporation

         (b)     Address of Issuer's Principal Executive Offices:
                 -----------------------------------------------

                 The Belo Building
                 400 South Record Street
                 Dallas, Texas 75202

ITEM 2.

         (a)     Name of Person Filing:
                 ---------------------

                 Dealey D. Herndon

         (b)     Address of Principal Business Office, or if none,
                 -------------------------------------------------
                 Residence:
                 ---------

                 Herndon, Stauch & Associates
                 322 Congress Avenue
                 Austin, Texas  78701

         (c)     Citizenship:
                 -----------

                 United States

         (d)     Title of Class of Securities:
                 ----------------------------

                 Series B Common Stock, par value $1.67 per share

         (e)     CUSIP Number:
                 ------------

                 080555 20 4

ITEM 3.

         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:


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
(a)     [ ]      Broker or Dealer registered under section 15 of the Act
(b)     [ ]      Bank as defined in section 3(a)(6) of the Act
(c)     [ ]      Insurance Company as defined in section 3(a)(19) of the Act
(d)     [ ]      Investment Company registered under section 8 of the Investment Company Act
(e)     [ ]      Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)     [ ]      Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or Endowment Fund; see Section  240.13d-1(b)(1)(ii)(F)
(g)     [ ]      Parent Holding Company, in accordance with Section  240.13d-1(b)(1)(ii)(G)  (Note:  See Item 7)
(h)     [ ]      Group, in accordance with Section  240.13d-1(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP.

         (a)     Amount Beneficially Owned:                  1,310,624 (1) (2)
                                           ------------------------------------------------------------------------------

         (b)     Percent of Class:                                      14.1%
                                  ---------------------------------------------------------------------------------------

         (c)     Number of shares as to which such person has:

                   (i)    sole power to vote or to direct the vote:
                            1,310,624 (1)(2)
                          --------------------

                  (ii)    shared power to vote or to direct the vote:
                                -0-
                          -----------------

                 (iii)    sole power to dispose or to direct the disposition of:               1,310,624 (1) (2)
                                                                                -----------------------------------------

                  (iv)    shared power to dispose or to direct the disposition of:        -0-
                                                                                  ---------------------------------------


--------------------------

(1) On May 19, 1988, the Issuer distributed one share of Series B Common Stock for each outstanding share of Common Stock (which was redesignated on May 4, 1988 as Series A Common Stock). Series B Common Stock is convertible at any time on a share for share basis into Series A Common Stock.





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(2)      Does not include 49,228 Series B shares that Mrs. Herndon holds as trustee, as to which shares Mrs. Herndon disclaims beneficial ownership.

--------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.





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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:  February 4, 1998                          /s/ Dealey D. Herndon
                                                  ----------------------------
                                                      Dealey D. Herndon




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